Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

June 1, 2021

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Taylor Morrison Home Corporation

Form 10-K for the Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-35873

Dear Mr. Telewicz:

Taylor Morrison Home Corporation (the “Company,” “we,” “us” and “our”) hereby acknowledges receipt of the comment letter dated May 18, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 24, 2021. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Management’s Discussion and Analysis

Factors Affecting Comparability of Results, page 35

1.

We note your disclosure stating you recognized $74.1 million of expense related to purchase accounting for WLH. Please clarify for us what these purchase adjustments represent, why they were recorded as adjustments to expense, and how the amounts were determined. Cite any relevant accounting literature in your response.

Company Response:

The $74.1 million represents the increase in book to fair value adjustments for the inventory we acquired from William Lyon Homes (“WLH”) and which was recognized in cost of sales for the year-ended December 31, 2020. Purchase accounting adjustments related to real estate inventory are reflected in the statement of operations once the inventory is relieved through cost of home closings and cost of land closings. In other words, if the WLH assets acquired were not adjusted to fair value through purchase accounting, our cost of sales would have been $74.1 million less for the year-ended December 31, 2020.

We frequently receive inquiries from investors concerning the amount of purchase accounting fair value adjustments recognized in the statement of operations, especially as they relate to homebuilding margins, and how margins might be impacted in the future. As investors are sensitive to the amount of such purchase accounting adjustments, we included specific disclosure in the section entitled “Factors Affecting Comparability of Results” to provide our investors with additional information for the year ended December 31, 2020, and to allow for comparison to prior years.

Finally, the following is an excerpt from our Business Combinations footnote which provides further detail on how fair value was determined, including relevant accounting literature:

On February 6, 2020, we completed the acquisition of WLH, one of the largest homebuilders in the Western United States. Acquisitions are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 805-10, Business Combinations. In connection with our 2020 acquisition of WLH we determined we obtained control of a business and inputs, processes and outputs in exchange for cash and equity consideration. All assets acquired and liabilities assumed from our acquisition of WLH were measured and recognized at fair value as of the date of the acquisition to reflect the purchase price paid.

We determined the estimated fair value of inventory on a community-level basis, using a reasonable range of market comparable gross margins based on the inventory geography and product type. These estimates are significantly impacted by assumptions related to expected average home selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates were made for each individual community and varied significantly between communities.

Item 8. Financial Statements and Supplementary Data

5. Real Estate Inventory and Land Deposits, page 77

2.

We note your disclosure on page 37 that you may be exposed to financial and other penalties if you fail to purchase land subject to land banking arrangements. Please clarify for us whether the amount you disclosed as your maximum exposure to loss related to these arrangements includes the potential financial and other penalties.

Company Response:

To clarify, our disclosure in Note 5. Real Estate Inventory and Land Deposits which indicates, “As of December 31, 2020, our exposure to loss related to deposits on land banking arrangements totaled $60.3 million” does not include potential financial and other penalties. Financial and other penalties in these arrangements include things such as penalties/premiums for lot take-downs (purchases) out of order, and lot take-downs faster or slower than contractual obligation. To the extent such penalties/premiums are incurred, they are generally paid currently (at the time the lot is taken-down and paid for). As of December 31, 2020, we did not have penalties or premiums of any significance, that were probable and estimable of incurrence, therefore, such costs were not accrued and/or disclosed in conjunction with the $60.3 million disclosure.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Executive Vice President & Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

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